Filed by Avis Budget Group, Inc.
Commission File
No.: 001-10308
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Dollar Thrifty Automotive Group, Inc.
Commission File No.: 001-13647

FOR IMMEDIATE RELEASE

AVIS BUDGET INCREASES ITS OFFER

FOR DOLLAR THRIFTY

PARSIPPANY, N.J. (September 23, 2010) – Avis Budget Group, Inc. (NYSE: CAR) today issued the following statement regarding its outstanding offer to acquire Dollar Thrifty Automotive Group, Inc. (NYSE: DTG):

We continue to believe in the merits of an Avis Budget–Dollar Thrifty transaction, and we are therefore increasing the cash portion of our offer from $40.75 to $45.79 per share (which would include the proceeds of a pre-closing special dividend to be paid by Dollar Thrifty consistent with our previous proposal). Our revised offer of $45.79 in cash and 0.6543 shares of Avis Budget stock represents a meaningful premium over the revised offer from Hertz Global Holdings, Inc. (NYSE: HTZ). We believe that the increased value is warranted based on improving fundamentals in the industry and at Dollar Thrifty in particular. We would be willing to offer an even higher price in the absence of the break-up fee that Dollar Thrifty’s Board has provided for in its agreement with Hertz.

We believe it would be beneficial for Dollar Thrifty shareholders if the Dollar Thrifty Board of Directors engaged in a process to maximize value, rather than letting Hertz dictate timing and process.

Dollar Thrifty’s Board continues to disappoint. Not only have they once again failed to engage in any discussions with Avis Budget prior to entering into the new binding agreement with Hertz, but they have also failed to use the renegotiation with Hertz as an opportunity to create a level playing field for all potential bidders. Dollar Thrifty’s failure to remove Hertz’s matching rights makes no sense given that Hertz characterized its revised offer as “non-negotiable and final.”

Based on the analyses typically performed by regulatory authorities, a number of airports will become highly concentrated if Hertz acquires Dollar Thrifty (as traditionally defined by FTC analysis). A sale by Hertz of its Advantage brand — a trivial operation that has no presence at several dozen airports — is by itself unlikely to be a meaningful or sufficient remedy for any antitrust issues. Moreover, the real pricing picture, as shown in the materials posted today to the Investor Relations section of the Avis Budget Group website, tells the true story about Hertz’s exclusive relationship with AAA: With more than $500 million of leisure revenue, Hertz’s offering to AAA members clearly competes directly with Dollar, Thrifty and other value brands.

In light of these concerns, there is no justification for Dollar Thrifty holding a shareholder meeting before the FTC completes its review of the Avis Budget and Hertz submissions.

Citigroup and Morgan Stanley & Co. Incorporated are acting as financial advisors to Avis Budget Group, and Kirkland & Ellis LLP and Arnold & Porter LLP are acting as legal counsel.

About Avis Budget Group

Avis Budget Group is a leading provider of vehicle rental services, with operations in more than 70 countries. Through its Avis and Budget brands, the Company is a leading vehicle rental company in each of North America, Australia, New Zealand and certain other regions based on published airport statistics. Avis Budget Group is headquartered in Parsippany, N.J. and has more than 22,000 employees. For more information about Avis Budget Group, visit www.avisbudgetgroup.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Avis Budget’s current expectations and they include, among others, statements regarding expected synergies and benefits of a potential combination of Avis Budget and Dollar Thrifty. There is no assurance that Avis Budget will enter into a merger agreement with Dollar Thrifty or that the potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include the timing to consummate the potential transaction between Avis Budget and Dollar Thrifty and the ability and timing to obtain required regulatory approvals and financing, Avis Budget’s ability to realize the synergies contemplated by the potential transaction, Dollar Thrifty’s ability to remove certain lock-up provisions from its existing merger agreement with Hertz Global Holdings, Inc., Avis Budget’s ability to promptly and effectively integrate the businesses of Dollar Thrifty and Avis Budget, those risks and uncertainties discussed in the “Risk Factors” section of Avis Budget’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Quarterly Reports for the quarterly periods ended March 31, 2010 and June 30, 2010, and other factors discussed in Avis Budget’s filings with the SEC. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Avis Budget does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release relates to a potential transaction involving Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) which may become the subject of a registration statement and/or proxy statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Avis Budget Group, Inc. (“Avis Budget”) may file with the SEC regarding the potential transaction or for any other document which Avis Budget may file with the SEC and may send to Avis Budget or Dollar Thrifty stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF AVIS BUDGET AND DOLLAR THRIFTY ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN

THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE POTENTIAL TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Avis Budget through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Avis Budget Group, Inc., Investor Relations, 6 Sylvan Way, Parsippany, NJ 07054.

Avis Budget and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the potential transaction. Information regarding Avis Budget’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on February 24, 2010, and its proxy statement for its 2010 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2010. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement filed in connection with the potential transaction.

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Media Contacts:
John Barrows 973.496.7865 PR@avisbudget.com	Joele Frank, Wilkinson Brimmer Katcher Joele Frank / Andrew Siegel / Ed Trissel 212.355.4449

Investor Contacts:
Neal Goldner 973.496.5086 IR@avisbudget.com	MacKenzie Partners Dan Burch / Charlie Koons 212.929.5748 / 212.929.5708

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